EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)
(In thousands, except per share data)
	2002	2001

Numerator for basic and diluted earnings per share:
Earnings available to common stockholders
before and after assumed conversions:
Earnings before cumulative effect of change in accounting principle	$12,234	8,966
Cumulative effect of change in accounting principle	-	2,134

Net earnings	$12,234	11,100

Denominator:
Basic earnings per share -
weighted-average shares	3,516	3,507

Effect of dilutive stock options	33	29

Diluted earnings per share -
adjusted weighted-average
shares for assumed conversions	3,549	3,536

Basic earnings per share:
Earnings before cumulative effect of change in accounting principle	$3.48	2.56
Cumulative effect of change in accounting principle	-	0.61

Net earnings	$3.48	3.17

Diluted earnings per share:
Earnings before cumulative effect of change in accounting principle	$3.45	2.54
Cumulative effect of change in accounting principle	-	0.60

Net earnings	$3.45	3.14